Franklin Templeton Investor Services P.O. Box 997152 Sacramento, CA 95899-7152 (800) 632-2301 franklintempleton.com

                                                                                                                                                                                                                                                       Filed by Templeton Growth Fund, Inc.

                                                                                                                                                                                                                                                             Pursuant to Rule 425 under Securities Act of 1933.

                                                                                                                                                                                                                                                                                 Subject Company: Templeton Global Opportunities Trust

                                                                                                                                                                                                                        File No. 333-224153

July 20, 2018

Subject: Conversion from Class C to Class A shares for Templeton Global Opportunities Trust Fund

Dear Valued Shareholder:

We are implementing a policy change to convert Class C shares of our US mutual funds to Class A shares 10 years after their original purchase date, or holding period. While the deferred sales charge and higher 12b-1 fees of Class C shares allow investors to purchase them without an initial sales charge, long-term investors are better served by the lower expenses in Class A shares.

You are invested in Class C shares of the Templeton Global Opportunities Trust, which is scheduled to reorganize into Templeton Growth Fund on or about August 24, 2018, pending shareholder approval.  Templeton Growth Fund's existing Class C shares do not have a conversion feature. To accomplish both the reorganization of Templeton Global Opportunities Trust and Class C shares to Class A shares conversions for Templeton Growth Fund, we will implement the timeline below. Please see the enclosed Templeton Growth Fund prospectus supplement for additional information on this change.

Important Dates

Date[1]	Action
August 24, 2018	If the fund reorganization is approved by shareholders, your Class C shares of Templeton Global Opportunities Trust will convert to Class C1 shares of Templeton Growth Fund
October 5, 2018

•        New Class C conversion policy becomes effective for all Franklin Templeton mutual funds

•        Your Class C1 shares of Templeton Growth Fund will change to a new C share class that has the Class C to Class A conversion feature

October 19, 2018	Initial conversion of Class C shares held 10 years or more to Class A shares for all mutual funds

After the initial Class C to Class A conversion on or about October 19, 2018, we will convert any additional Class C shares with 10-year holding periods to Class A shares on a monthly basis.

Additional Communications

Date	Communication
Late August 2018	If the fund reorganization is approved, a statement with details of the numbers of shares converted from your Templeton Global Opportunities Trust to Templeton Growth Fund will be sent to you
Early October 2018	A reminder message will be included on your quarterly asset summary statement
Late October 2018	A message will be included on your account detail statement that confirms any conversions
1. Dates are estimated and may change.

Not FDIC Insured | May Lose Value | No Bank Guarantee
                                                     .                                                                                                                                                                                                         (continued)

FRANKLIN TEMPLETON INVESTMENTS

We value your continued support and remain fully committed to providing excellent service for you. If you have any questions, please contact your financial advisor or call Franklin Templeton Investor Services, Monday through Friday, 5:30 a.m. to 5:00 p.m. Pacific Time, toll free at (800) 632-2301.

Sincerely,

Bethany Hendricks

Vice President
Franklin Templeton Investor Services, LLC

You should carefully consider a fund's investment goals, risks, charges and expenses before investing. To obtain a summary prospectus and/or prospectus, which contains this and other information, please call Franklin Templeton at (800) 632-2301 or visit franklintempleton.com. You should read the prospectus carefully before they invest or send money.

Templeton Global Opportunities Trust’s shareholders are advised to read the Prospectus/Proxy Statement and other proxy materials, which have been filed with the U.S. Securities and Exchange Commission (the "SEC"), because they contain important information. The Prospectus/Proxy Statement, and other documents filed by Templeton Growth Fund, Inc. are available for free at the SEC's website (www.sec.gov) or by calling Templeton Growth Fund, Inc. at (800) 632-2301.

Templeton Growth Fund, Inc.
All investments involve risks, including possible loss of principal. Special risks are associated with foreign investing, including currency fluctuations, economic instability and political developments; investments in emerging markets involve heightened risks related to the same factors. Because the fund may invest its assets in companies in a specific region, including Europe, it is subject to greater risks of adverse developments in that region and/or the surrounding regions than a fund that is more broadly diversified geographically. Political, social or economic disruptions in the region, even in countries in which the fund is not invested, may adversely affect the value of securities held by the fund. Current political uncertainty surrounding the European Union (EU) and the financial instability of some countries in the EU may increase market volatility and the economic risk of investing in companies in Europe. Derivatives involve costs and can create economic leverage which may result in significant volatility and cause the fund to participate in losses (and enable gains) on an amount that exceeds the fund's initial investment. In addition, smaller-company stocks have historically experienced more price volatility than larger-company stocks, especially over the short term. The fund's risk considerations are discussed in the prospectus.

Franklin Templeton Distributors, Inc.

One Franklin Parkway, San Mateo, CA 94403

      462 CCONV-SH2 0718

101 P2 07/18

SUPPLEMENT DATED July 6, 2018

TO THE PROSPECTUS DATED January 1, 2018

OF

Templeton Growth Fund, Inc.

Notice of Plan of Recapitalization

As approved by the Board of Directors (the “Board”) of the Templeton Growth Fund, Inc. (the “Fund”) at Board meetings held on February 26 and 27, 2018, effective August 1, 2018, the Class C shares of the Fund are renamed “Class C1” shares.  Further, the Board also approved a Plan of Recapitalization in which the Class C1 shares of the Fund will be converted into a new Class C shares of the Fund (the “Recapitalization”). The new Class C shares into which the Class C1 shares will be converted have the same rights, preferences and fee structure as the Class C1 shares, except that the new Class C shares will have a conversion feature, as discussed below. The Recapitalization will be accomplished pursuant to the Board’s authority, as provided in the Fund’s Amended and Restated Articles of Incorporation and under Maryland law, without shareholder approval or consent, as further described in the Fund’s Prospectus under “Your Account Information – Account Policies – Additional Policies.”

The Recapitalization is expected to occur on or about the close of business on October 5, 2018.  The Class C1 shares of the Fund will cease to be offered and available for purchase upon the close of business on October 5, 2018.  All orders for Class C1 shares received after that date will be processed as orders for the new Class C shares of the Fund. As of the closing of the Recapitalization, all previous holders of Class C1 shares will hold a number of Class C shares with the same aggregate net asset value as the Class C1 shares held immediately before the Recapitalization.  The only difference for previous holders of Class C1 shares will be that the Class C shares held following the Recapitalization will have a conversion feature.

Shareholders will not bear any fees or expenses in connection with the Recapitalization. The Recapitalization is intended to constitute a tax-free reorganization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code, as amended. Shareholders should consult with their tax advisor regarding the state and local tax consequences of the Recapitalization.

Notice of Automatic Conversion of Class C Shares to Class A Shares After 10-Year Holding Period

At Board meetings held on February 26 and 27, 2018, the Board of the Fund approved a new Class C shares with an automatic conversion feature that will automatically convert shareholders’ Class C shares into Class A shares of the Fund after they have been held for 10 years. After conversion, your new shares will be subject to Class A shares’ lower Rule 12b-1 fees.  The new Class C shares and conversion feature will become effective on or about October 5, 2018.  Later that month Class C shares of the Fund that have been outstanding for 10 years or more will automatically convert to Class A shares of the Fund on the basis of the relative net asset values of the two classes. If you previously owned Class C1 shares of the Fund, the time you held such shares will count towards the 10-year period for automatic conversion to Class A shares. Thereafter, Class C shares of the Fund will convert automatically to Class A shares of the Fund on a monthly basis in the month of, or the month following, the 10-year anniversary of the Class C (or Class C1) shares’ purchase date. Class C (or Class C1) shares of the Fund acquired through automatic reinvestment of dividends or distributions will convert to Class A shares of the Fund on the conversion date pro rata with the converting Class C shares of the Fund that were not acquired through reinvestment of dividends or distributions.

Shareholders will not pay a sales charge, including a contingent deferred sales charge, upon the conversion of their Class C shares to Class A shares pursuant to this conversion feature. The automatic conversion of the Fund’s Class C shares into Class A shares after the 10-year holding period is not expected to be a taxable event for federal income tax purposes. Shareholders should consult with their tax advisor regarding the state and local tax consequences of such conversions.

Class C shares held through a financial intermediary in an omnibus account will be converted into Class A shares only if the intermediary can document that the shareholder has met the required holding period. In certain circumstances, when shares are invested through retirement plans, omnibus accounts, and in certain other instances, the Fund and its agents may not have transparency into how long a shareholder has held Class C (or Class C1) shares for purposes of determining whether such Class C shares are eligible for automatic conversion into Class A shares and the financial intermediary may not have the ability to track purchases to credit individual shareholders’ holding periods.  This primarily occurs when shares are invested through certain record keepers for group retirement plans, where the intermediary cannot track share aging at the participant level.  In these circumstances, the Fund will not be able to automatically convert Class C shares into Class A shares as described above. In order to determine eligibility for conversion in these circumstances, it is the responsibility of the shareholder or their financial intermediary to notify the Fund that the shareholder is eligible for the conversion of Class C shares to Class A shares, and the shareholder or their financial intermediary may be required to maintain and provide the Fund with records that substantiate the holding period of Class C (and, if applicable, Class C1) shares. It is the financial intermediary’s (and not the Fund’s) responsibility to keep records and to ensure that the shareholder is credited with the proper holding period. Please consult with your financial intermediary about your shares’ eligibility for this conversion feature.

Also effective October 5, 2018, new accounts or plans may not be eligible to purchase Class C shares of the Fund if it is determined that the intermediary cannot track shareholder holding periods to determine whether a shareholder’s Class C shares are eligible for conversion to Class A shares.  Accounts or plans (and their successor, related and affiliated plans) that have Class C1 shares of the Fund available to participants on or before October 5, 2018, may continue to open accounts for new participants in the Class C share class and purchase additional shares in existing participant accounts.  The Fund has no responsibility for overseeing, monitoring or implementing a financial intermediary’s process for determining whether a shareholder meets the required holding period for conversion.

A financial intermediary may sponsor and/or control accounts, programs or platforms that impose a different conversion schedule or different eligibility requirements for the conversion of Class C shares into Class A shares. In these cases, Class C shareholders may convert to Class A shares under the policies of the financial intermediary and the conversion may be structured as an exchange of Class C shares for Class A shares of the Fund. Financial intermediaries will be responsible for making such exchanges in those circumstances. Please consult with your financial intermediary if you have any questions regarding your shares’ conversion from Class C shares to Class A shares.

Please keep this supplement with your prospectus for future reference.